Feutune Light Acquisition Corporation

May 6, 2022

Via Edgar

Ms. Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Feutune Light Acquisition Corporation
Registration Statement Filed April 11, 2022
File No. 333-264221

Dear Ms. Gorman:

This letter is in response to the letter dated April 25, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Feutune Light Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) is being filed to accompany this letter.

Registration Statement on Form S-1

General

1. We note that a majority of your executive officers and/or directors have significant ties to China and Hong Kong. We also note your statement that you will “not undertake [y]our initial business combination with any company being based in or having the majority of the company’s operations in China (including Hong Kong and Macau).” Please revise the cover page to disclose that your executive officers’ and directors’ ties to China and Hong Kong may make you a less attractive partner to a non-China- or non-Hong Kong-based target company, and discuss the impact this could have upon your search for an initial business combination.

Response:

In response to the Staff’s comment, we hereby revises the Cover Page and add the relevant risk factor in the Risk Fact. Please see the Cover Page and Risk Factor of the Amendment for details.

The Offering

2. We note that you revised the units from one-half warrants to whole units; however, your disclosure still indicates that an individual would have to purchase two units to trade a whole unit. Please revise to address this discrepancy.

Response: In response to the Staff’s comment, the Company hereby removes the fractional share references (i.e., “No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant.”) on page 10. The Company also makes corresponding revisions on pages 111 and pages 114.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Yuanmei Ma
Yuanmei Ma Chief Financial Officer

Arila E. Zhou, Esq.

Robinson & Cole LLP